Exhibit 99.1

China Hydroelectric Corporation Announces Third Quarter 2011 Results

-	Installed capacity increased by 70.4 MW from the third quarter of 2010 493.4 MW
-	Operating assets performed in accordance with design
-	Revenue decreased by 11% year-over-year due to substantial difference in average rainfall

NEW YORK, November 10, 2011 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the three and nine months ended September 30, 2011.

“We are pleased that overall precipitation levels in the third quarter were closer to historical average than was the case in the first half of this year, and all of our hydroelectric facilities were again fully operational throughout the period. In certain areas where we have facilities, during the third quarter we experienced precipitation that was close to or in excess of long-term averages for those regions. However, on a Company-wide basis, hydrological conditions continued to be the factor with the greatest impact on our results of operations. Based on extensive historical precipitation data and our internal modeling capabilities, the likely final precipitation total for all of fiscal 2011 represents the very low 3-5% probability of occurring in any given year. This clearly indicates that 2011 is not a typical or representative year and the probability of precipitation levels in 2012 again being so far below average levels appears to be low,” reported Mr. John D. Kuhns, Chairman and Chief Executive Officer of the Company.

Mr. Kuhns added, “Another challenge we continue to confront in 2011 is the tight bank financing market in China due to central government policies intended to control inflation. This has prevented us from closing on certain previously agreed upon loans and refinancing certain existing project level bank loans as has historically been the practice. As a result, the Company has been required to seek to raise capital through other means.”

General

The following table presents data concerning precipitation levels for the regions and the periods indicated. Precipitation is the principal factor affecting revenue, profitability and cash provided by operations as it determines the amount of electric power produced and sold by the Company’s hydroelectric facilities. The various provinces in which the Company operates are subject to different weather patterns or systems within any given quarter and fluctuate from quarter to quarter. On a total Company basis, 2010 experienced above average precipitation whereas 2011 is experiencing below average precipitation.

Precipitation – Percent of Long-Term Average *

Province	Q3 2011	YTD 2011	Q3 2010	YTD 2010

Zhejiang	89%	76%	112%	133%
Fujian	79%	64%	101%	118%
Yunnan	79%	78%	N/M	N/M

Precipitation – Percent of Long-Term Average *

Province	Fiscal 2010	Fiscal 2009

Zhejiang	131.3%	90.5%
Fujian	114.2%	75.4%
Yunnan	N/M	N/M

*Source: Data collected by the Company as well as by provincial and national meteorological recording stations N/M – Not material

The following presents some key comparative financial and other information:

Summary Data	Q3 2011	Q3 2010	% Change	First Nine Months 2011	First Nine Months 2010	% Change

Electricity sold (millions kWh)	415.10	436.60	-5%	1,123.9	1,234.0	-9%
Effective tariff (RMB/kWh)	$0.27	$0.30	-10%	$0.30	$0.34	-12%
Average effective utilization rate	33.0%	43.8%	-25%	30.7%	46.2%	-34%
Revenue (millions)	$16.3	$18.4	-11%	$48.3	$56.7	-15%
Gross profit (millions)	$7.6	$12.0	-37%	$24.0	$39.2	-39%
Adjusted EBITDA (millions) (1)	$10.3	$12.7	-19%	$30.5	$40.2	-24%
GAAP Net (loss)/income (millions)	($4.1)	$1.7	-341%	($11.1)	($5.9)	88%
GAAP Net (loss)/income per ADS	($0.08)	$0.03	-367%	($0.21)	($0.13)	62%
Non-GAAP Net (loss)/income (millions) (2)	($3.2)	$3.0	-207%	($7.8)	$12.7	-161%
Non-GAAP Net (loss)/income per ADS (2)	($0.06)	$0.06	-200%	($0.15)	$0.27	-156%

(1) See “Net income / (loss) to adjusted EBITDA reconciliation” below
(2) See “GAAP net income / (loss) to non-GAAP net income / (loss) reconciliation” below

Third Quarter 2011 Financial and Operational Results

Revenues

Revenues, net of value added taxes, for the three months ended September 30, 2011 were $16.3 million, a decrease of 11%, or $2.1 million, from $18.4 million for the three months ended September 30, 2010. This decrease was due principally to less than average hydrological conditions in the current quarter compared to the prior year quarter, which experienced better than average hydrological conditions, and, to a lesser extent, a lower effective tariff rate due to the mix of revenue from the respective provinces. These factors were partially offset by incremental revenue contributed in the current quarter by projects acquired after September 30, 2010.

The $2.1 million decrease in revenue for the three months ended September 30, 2011 was primarily attributable to the net effect of (i) a $3.8 million, or 21%, decrease in revenue contributed by projects owned as of September 30, 2010, principally due to hydrological factors, and (ii) a $1.7 million revenue contribution by projects acquired in the twelve month period since September 30, 2010. Such projects have a total installed capacity of 70.4 MW as set forth below.

The Company sold 415.1 million kWh in the three months ended September 30, 2011, a decrease of 21.5 million kWh, or 5%, from 436.6 million kWh sold in the three months ended September 30, 2010, attributable to a 51.9 million kWh contribution from projects acquired since September 30, 2010, offset by a 73.4 million kWh, or 18%, decline in power sold by existing projects.

The consolidated effective utilization rate for the three months ended September 30, 2011 was 33%, compared to 43.8% in the three months ended September 30, 2010. Average consolidated effective utilization rate was 39%. The lower consolidated effective utilization rate in the current period was principally the result of overall below average precipitation in all provinces we operate compared to above average precipitation in the three months ended September 30, 2010.

The effective tariff decreased from RMB 0.30/kWh in the three months ended September 30, 2010 to RMB 0.27/kWh in the three months ended September 30, 2011. The decrease of 10% was caused by a higher relative revenue contribution from projects located in Yunnan province, where tariffs are lower than in Fujian and Zhejiang.

Cost of Revenues

Cost of revenues for the third quarter of 2011 was $8.8 million, as compared to $6.3 million for the third quarter of 2010, primarily due to an increase in our operating projects as a result of acquisitions since the third quarter of 2010. Cost of revenues as a percentage of revenues increased to 54% for the third quarter of 2011, from 34% in the third quarter of 2010, as a result of lower revenue due to overall unfavorable hydrological conditions in the third quarter of 2011 and the fixed nature of expenses included therein. Depreciation, a non-cash expense included in cost of revenues, was $5.9 million for the third quarter of 2011, as compared to $4.3 million for the third quarter of 2010.

Gross Profit and Margin

Gross profit was $7.6 million for the third quarter of 2011, a decrease of $4.4 million, from $12.0 million in the third quarter of 2010. The $4.4 million decrease in gross profit reflects a $4.6 million decrease by existing projects as of September 30, 2010, offset by a $0.2 million increase contributed by projects acquired in the last twelve months. Gross margin for the third quarter of 2011 was 46% compared to 65% in the same period of 2010 due principally to lower revenue and the fixed nature of expenses included in cost of revenues.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) for the third quarter of 2011 were $4.5 million, or 28% of revenues, compared to $4.6 million, or 25% of revenues for the third quarter of 2010. The third quarter of this year included non-cash employee stock-based compensation expense of $0.9 million, compared to $1.0 million in the same period in 2010. The minor increase in G&A expenses was due to financing related costs and higher public company professional fees. G&A expenses increased as a percent of revenues due to the generally fixed nature of such expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $10.3 million for the third quarter of 2011 compared to $12.7 million for the third quarter of 2010. Adjusted EBITDA margin decreased to 63% for the third quarter of 2011 compared to 69% in the same period of 2010 due to the generally fixed nature of cost of revenue and G&A expenses.

Interest Expenses

Interest expense, net, was $7.3 million during the third quarter of 2011 compared to $4.0 million in the same period of 2010. The increase was primarily due to the higher balance of outstanding loans assumed from projects acquired after September 30, 2010.

GAAP and Non-GAAP Net Loss / Income

Net loss attributable to China Hydroelectric shareholders was $4.1 million in the third quarter of 2011 compared to net income of $1.7 million in the same period in 2010. Net loss attributable to ordinary shareholders was $4.1 million, or $0.08 net loss per ADS, for the third quarter of 2011 compared to net income of $1.7 million, or $0.03 net income per ADS for the third quarter of 2010.

Non-GAAP net loss was $3.2 million, or $0.06 net loss per ADS, for the third quarter of 2011 compared to net income of $3.0 million, or $0.06 net income per ADS, for the third quarter of 2010. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income / (Loss) to Non-GAAP Net Income / (Loss) Reconciliation.”

Weighted average American Depository Shares used in the third quarter 2011 and 2010 earnings per share calculation were 52.4 million ADS, representing 157.3 million ordinary shares and 51.1 million ADS, representing 153.3 million ordinary shares, respectively.

Nine Months Ending September 30, 2011 Financial and Operational Results

Revenues

Revenues, net of value added taxes, for the nine months ended September 30, 2011 were $48.3 million, a decrease of 15%, or $8.4 million, from $56.7 million for the nine months ended September 30, 2010. This decrease was due principally to less than average precipitation in the first nine months of 2011 compared to better than average precipitation in the same period last year and, to a lesser extent, the result of a lower effective tariff rate due to project mix. These factors were partially offset by incremental revenue contributed in the current year by projects acquired in the twelve month period since September 30, 2010.

The $8.4 million decrease in revenue for the nine months ended September 30, 2011 was primarily attributable to the net effect of (i) a $13.7 million, or 24%, decrease in revenue contributed by the projects owned as of September 30, 2010, principally due to hydrological factors, and (ii) a $5.3 million revenue contribution by the projects acquired in the twelve month period since September 30, 2010. Such projects have a total installed capacity of 70.4 MW as set forth below.

The Company sold 1,123.9 million kWh in the nine months ended September 30, 2011, a decrease of 110.1 million kWh, or 9%, from 1,234.0 million kWh sold in the nine months ended September 30, 2010. Sales from existing projects decreased by 261.8 million kWh, or 21%, partially offset by the sale of 151.7 million kWh produced by projects acquired since September 30, 2010.

The consolidated effective utilization rate in the nine months ended September 30, 2011 was 30.7%, a decrease from 46.2% in the same period of 2010. Average consolidated effective utilization rate was 39%. The decrease was principally the result of below average precipitation in the current nine month period in all provinces, compared to above average precipitation in all provinces in the nine months ended September 30, 2010.

The effective tariff decreased from RMB 0.34/kWh in the nine months ended September 30, 2010, to RMB 0.30/kWh, or 12%, in the nine months ended September 30, 2011, attributable to a higher revenue contribution from projects located in Yunnan province, where tariffs are lower than in the two eastern provinces.

The Company’s equipment availability was excellent throughout the nine months ended September 30, 2011 and 2010, and, therefore, had no negative impact on utilization rates. Similarly, the Company experienced no material grid connectivity or transmission constraints negatively impacting the delivery of power to customers in the current and prior year periods.

Cost of Revenues

Cost of revenues for the nine months ending September 30, 2011 was $24.3 million, as compared to $17.5 million for the same period of 2010, primarily due to the acquisition of operating assets since September 30, 2010. Cost of revenues as a percentage of revenues increased to 50% for the nine months ending September 30, 2011, from 31% in the same period of 2010, as a result of lower revenue due to unfavorable hydrological conditions in the first nine months of 2011 and the fixed nature of expenses included therein. Depreciation, a non-cash expense included in cost of revenues, was $17.1 million for the nine months ending September 30, 2011, as compared to $11.9 million for the same period of 2010.

Gross Profit and Margin

Gross profit was $24.0 million for the nine months ending September 30, 2011, a decrease of $15.2 million, from $39.2 million in the same period of 2010. The $15.2 million decrease in gross profit reflects a $16.7 million decrease contributed by existing projects as of September 30, 2010, offset by a $1.5 million increase contributed by projects acquired in the last twelve months. Gross margin for the nine months ending September 30, 2011 was 50% compared to 69% in the same period of 2010 due principally to lower revenue and the fixed nature of expenses included in cost of revenues.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) for the nine months ending September 30, 2011 were $14.8 million, or 31% of revenues, compared to $13.8 million, or 24% of revenues for the same period of 2010. G&A expenses in the nine months ending September 30, 2011 included an employee stock-based compensation expense of $2.9 million, compared to $2.6 million in 2010. The increase in G&A expenses was also due to financing costs and higher professional fees associated with being a public company. G&A expenses increased as a percent of revenues due to the generally fixed nature of such expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $30.5 million for the nine months ending September 30, 2011 compared to $40.2 million for the same period of 2010. Adjusted EBITDA margin decreased to 63% for the nine months ending September 30, 2011 compared to 71% in the same period of 2010 due to the generally fixed nature of cost of revenue and G&A expenses.

Interest Expenses

Interest expense, net, was $18.7 million during the nine months ending September 30, 2011 compared to $10.5 million in the same period of 2010. The increase in the interest expenses was primarily due the higher balance of outstanding loans due to the addition of loans assumed from projects acquired after September 30, 2010.

GAAP and Non-GAAP Net Loss/ Income

Net loss attributable to China Hydroelectric Corporation shareholders was $11.1 million in the nine months ending September 30, 2011, compared to a net income of $9.9 million in the comparable period in 2010. Net loss attributable to ordinary shareholders was $11.1 million, or $0.21 net loss per ADS, for the nine months ending September 30, 2011 compared to a net loss attributable to ordinary shareholders of $5.9 million, or $0.13 net loss per ADS for the same period of 2010.

Non-GAAP net loss was $7.8 million, or $0.15 net loss per ADS, for the nine months ending September 30, 2011 compared to a net income of $12.7 million, or $0.27 net income per ADS, for the same period of 2010. For reconciliation between GAAP and non-GAAP net income, see the table entitled “GAAP Net Income / (Loss) to Non-GAAP Net Income / (Loss) Reconciliation.”

Weighted average American Depository Shares used in the earnings per share calculation was 51.6 million ADS, representing 154.7 million ordinary shares and 46.6 million ADS, representing 139.9 million ordinary shares, for the nine months ended September 30, 2011 and 2010, respectively.

Liquidity

The Company’s cash and cash equivalents as of September 30, 2011 amounted to $18.4 million compared to $33.5 million as of December 31, 2010, a decrease of $15.1 million. This decrease was primarily attributable to the excess of cash flow used in investing activities of $23.3 million, principally consisting of acquisition-related payments, over cash provided by financing activities of $3.2 million. Cash provided by financing activities was adversely impacted by central government policy in effect during the current year period that effectively delayed new bank financing. Cash flow provided by operating activities was $5.2 million for the nine months ended September 30, 2011, which compares favorably to cash flow used in operating activities of $9.9 million in the prior year period. Cash flow provided by operating activities in the current period was unfavorably impacted by a $9.7 million decrease in adjusted EDITDA that resulted from lower revenue and profitability due to our relatively fixed expense levels, as well as working capital requirements.

Historically, the Company has partially relied on the ready availability of credit in China to fund its operations and expansion. However, in 2011 the Company’s ability to obtain financing from its principal lenders in China has been constrained by restrictions on bank lending imposed by the central government in an effort to contain inflation. It is currently not clear when this policy will likely end. As a result, to best assure that the Company will be in a position to continue to meet working capital and debt service requirements through cash flow from operations, Management has commenced discussions with certain lenders about restructuring near term (including certain fourth quarter) principal payments. Based on discussions to date, Management is cautiously optimistic that the Company’s creditors will agree to such restructurings. In addition, based on the assumption that bank lending in China does not become less restrictive in the near term, Management is seeking additional debt and/or equity financing from alternative sources. To this end, in August 2011, the Company entered into a transaction with one of its largest shareholders, Vicis Capital, pursuant to which Vicis exercised certain warrants it held for ordinary shares of the Company at an agreed upon reduced exercise price, thereby providing the Company with $10 million in equity financing. In addition, the Company continues to engage in active discussions with other potential sources of debt and/or equity financing. Any such financing, as to which there currently can be no assurances, may be dilutive to existing shareholder. If no agreement on restructuring is obtained and no alternative source of financing can be obtained, it may have an adverse impact on the operations of certain of the Company’s subsidiaries and projects.

Business Updates

The following table shows the operating projects acquired since the end of the third quarter of 2010.

Project Name	Date Acquired	Capacity

Jinwei (74% interest)	December 30, 2010	16.0 MW
Jintang (74% interest)	December 30, 2010	11.6 MW
Jinlong (55% interest)	December 30, 2010	10.0 MW
Qianling (100% interest)	December 30, 2010	13.0 MW
Dongguan (100% interest)	December 30, 2010	4.8 MW
Dazhaihe (100% interest)	April 10, 2011	15.0 MW

Current Total		70.4 MW

Business Outlook for Full Year 2011

Although Yunnan and Zhejiang experienced higher than normal precipitation in the current quarter, both have experienced below average precipitation for of the nine months ended September 30, 2011. The precipitation to be realized in the fourth quarter of 2011 will not affect the likelihood that 2011 will be a less than average year in terms of precipitation.

Non-GAAP Net Income Figures

Non-GAAP net income for the third quarter of 2011 and the third quarter of 2010, excludes the following non-cash charges: stock-based compensation expenses; non-cash cumulative dividends and beneficial conversion features on convertible redeemable preferred shares; exchange gains or losses; and, the change in fair value of warrant liability. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income / (Loss) to Non-GAAP Net Income / (Loss) Reconciliation.”

Net Income to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liability. For further details, see the table entitled “Net income / (loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 10:00 pm (Beijing/Hong Kong) on Friday, November 11, 2011 to discuss its third quarter 2011 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-8416 or (International) +1-480-629-9808, and enter pass code 4485752. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://viavid.net/dce.aspx?sid=00008F60, or at ViaVid’s website at http://www.viavid.net.

A replay of the conference call will be available from 12:00 pm (Eastern) on November 11, 2011 to 11:59pm (Eastern) on November 25, 2011, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4485752.

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 27 operating hydropower stations in China with total installed capacity of 563.8 MW, of which it acquired 23 operating stations and constructed 4. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

Interim Financial Information

This release contains unaudited financial information which in the opinion of management includes all adjustments and normal accruals necessary for a fair presentation of financial position and the comparative results of operations and cash flows which are subject to year-end audit adjustments which could be significant. Results of operations for interim periods are not necessarily indicative of those to be achieved or expected for the entire year. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), have been condensed or omitted.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net income / (loss) to adjusted EBITDA reconciliation” and “GAAP Net Income / (Loss) to Non-GAAP Net Income / (Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations China Hydroelectric Corporation Phone: +1-646-467-9810	Scott Powell, Senior Vice President MZ Group Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended		Nine Months Ended

	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenues	16,315	18,365	48,309	56,702
Cost of revenues	(8,764)	(6,321)	(24,262)	(17,455)

Gross profit	7,551	12,044	24,047	39,247

Operating expenses
General and administrative expenses	(4,549)	(4,636)	(14,750)	(13,816)

Total operating expenses	(4,549)	(4,636)	(14,750)	(13,816)

Operating income	3,002	7,408	9,297	25,431

Interest income	24	275	84	1,118
Interest expenses	(7,320)	(4,308)	(18,750)	(11,619)
Change in fair value of warrant liability	319	—	319	365
Exchange loss	(278)	(299)	(742)	(554)
Other (expense)/income, net	(91)	(225)	68	175

(Loss)/income before income tax expenses	(4,344)	2,851	(9,724)	14,916

Income tax expenses	(133)	(1,071)	(1,977)	(4,748)

Consolidated net (loss)/income	(4,477)	1,780	(11,701)	10,168

Net income / (loss) attributed to non-controlling interest	410	(82)	642	(262)

Net (loss)/income attributable to China Hydroelectric Corporation shareholders	(4,067)	1,698	(11,059)	9,906

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	(162)
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	(6,990)
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	(5,040)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	(222)

Net (loss)/income attributable to ordinary shareholders	(4,067)	1,698	(11,059)	(5,909)

GAAP net (loss)/income per ADS - basic and diluted	(0.08)	0.03	(0.21)	(0.13)
GAAP net (loss)/income per share - basic and diluted	(0.03)	0.01	(0.07)	(0.04)

Weighted average American Depository Shares - basic and diluted	52,448,099	51,098,505	51,553,313	46,623,104
Weighted average ordinary shares - basic and diluted	157,344,297	153,295,516	154,659,940	139,869,311

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME / (LOSS) TO NON-GAAP NET INCOME / (LOSS) RECONCILIATION
(In US $ 000’s)

	Three Months Ended		Nine Months Ended

	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Net (loss)/ income attributable to ordinary shareholders	(4,067)	1,698	(11,059)	(5,909)
Non-GAAP adjustments:
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	—	—	3,563
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	—	—	12,252
Stock-based compensation expense (2)	936	991	2,858	2,597
Exchange losses	278	299	742	554
Change in fair value of warrant liability	(319)	—	(319)	(365)

Non-GAAP (loss)/ income	(3,172)	2,988	(7,778)	12,692

Non-GAAP net (loss)/ income per ADS - basic and diluted (3)	(0.06)	0.06	(0.15)	0.27
Non-GAAP net (loss)/ income per ordinary share - basic and diluted	(0.02)	0.02	(0.05)	0.09

Weighted average American depository shares - basic and diluted	52,448,099	51,098,505	51,553,313	46,623,104
Weighted average ordinary shares - basic and diluted	157,344,297	153,295,516	154,659,940	139,869,311

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	1,989
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	1,412
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	162
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	6,990
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	5,040
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	222

Total	—	—	—	15,815

(2) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of September 30, 2011	As of December 31, 2010

	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	18,434	33,457
Accounts receivable	7,627	4,359
Deferred tax assets	1,793	1,260
Amounts due from related parties	1,323	5,950
Prepayments and other current assets	5,383	9,486

Total current assets	34,560	54,512

Non-current assets:
Property, plant and equipment, net	609,685	583,686
Long term assets – Land, net	50,551	48,944
Intangible assets, net	6,351	6,249
Goodwill	147,967	135,219
Deferred tax assets	781	512
Other non-current assets	796	709

Total non-current assets	816,131	775,319

TOTAL ASSETS	850,691	829,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,259	4,784
Short-term loans	15,356	17,742
Current portion of long-term loans	53,675	60,798
Amounts due to related parties	11,803	12,866
Accrued expenses and other current liabilities	65,799	66,905

Total current liabilities	151,892	163,095

Non-current liabilities:
Long term loans	242,585	224,297
Warrant liability	1,071	—
Deferred tax liabilities	27,006	25,350
Other non-current liabilities	183	106

Total non-current liabilities	270,845	249,753

TOTAL LIABILITIES	422,737	412,848

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2010 and September 30, 2011, respectively; 153,295,516 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	162	153
Additional paid in capital	501,838	495,652
Accumulated other comprehensive income	40,431	22,922
Accumulated deficit	(123,899)	(112,840)

Total China Hydroelectric Corporation shareholders’ equity	418,532	405,887
Non-controlling interests	9,422	11,096

Total shareholders’ equity	427,954	416,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	850,691	829,831

CHINA HYDROELECTRIC CORPORATION
NET (LOSS)/ INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Nine Months Ended

	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Net (loss)/income attributable to China Hydroelectric Corporation shareholders	(4,067)	1,698	(11,059)	9,906
Interest expenses, net	7,296	4,033	18,666	10,501

Other non cash charges, including exchange losses, change in fair value of warrant liability, and stock-based compensation expense	895	1,290	3,281	2,786
Income tax expenses	133	1,071	1,977	4,748
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	6,059	4,571	17,636	12,268

EBITDA, as adjusted	10,316	12,663	30,501	40,209

EBITDA margin, as adjusted	63%	69%	63%	71%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability and stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US $ 000’s)

	Nine Months Ended

	September 30, 2011	September 30, 2010

Cash flows from operating activities:
Consolidated net (loss)/income	(11,701)	10,168
Adjustments to reconcile consolidated net income to net cash used in operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	17,636	12,268
Deferred income taxes	(625)	(484)
Change in fair value of derivative financial liabilities and warrant liability	(319)	(365)
Amortization of debt issuance costs	14	14
Accretion of guarantee deposit	—	389
Amortization of unfavorable contract obligations	—	(583)
Stock-based compensation expense	2,858	2,597
Loss from disposal of property, plant and equipment	73	48
Exchange losses	742	554
Changes in operating assets and liabilities:
Accounts receivable	(2,870)	983
Prepayments and other current assets	135	(41,668)
Other non-current assets	(57)	(121)
Accounts payable	76	(436)
Amounts due to related parties	—	4
Change in other non-current liabilities	77	716
Accrued expenses and other current liabilities	(828)	6,023

Net cash provided by (used in) operating activities	5,211	(9,893)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(18,979)	(42,778)
Cash deposit for potential acquisitions	(694)	(2,957)
Acquisition of property, plant and equipment	(1,381)	(1,885)
Proceeds from disposal of property, plant and equipment	92	1
Payment to contractors for construction projects	(2,301)	(2,889)

Net cash used in investing activities	(23,263)	(50,508)

Cash flows from financing activities:
Proceeds from short-term loans	11,841	1,922
Proceeds from long-term loans	45,324	19,838
Proceeds of loans from related party	999	—
Purchase of subsidiary shares from non-controlling interests	(1,204)	—
Proceeds from initial public offering	—	96,000
Proceeds from exercised warrants	9,639	—
Payment of deferred initial public offering costs	—	(10,012)
Repayment loans from related parties	(2,360)	—
Repayment of short-term loans	(14,910)	(4,435)
Repayment of long-term loans	(46,156)	(32,529)

Net cash provided by financing activities	3,173	70,784

Net (decrease)/increase in cash and cash equivalents	(14,879)	10,383

Effect of changes in exchange rate on cash and cash equivalents	(144)	(175)

Cash and cash equivalents at the beginning of the year	33,457	31,618

Cash and cash equivalents at the end of the year	18,434	41,826